[INTELLIGENT COMMUNICATION ENTERPRISE LOGO]

September 30, 2010

VIA EDGAR

Mr. John Zitko
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Intelligent Communication Enterprise Corporation
Response to SEC Staff Comment Letter Dated September 16, 2010

Dear Mr. Zitko:

The purpose of this letter is to request an extension of time to reply to the SEC staff’s comment letter dated September 16, 2010.  You indicated by telephone that the latest possible date for which an extension would be available would be October 8, 2010.  Accordingly, we are requesting an extension until that date.  We need the additional time because of the substantial and complex nature of the comments to be addressed, including certain historical information going back to 2004, and the logistical difficulties of coordinating with our legal counsel and independent public accounting firm in the United States.

Please do not hesitate to let us know if you have any questions or concerns.

Sincerely,

Intelligent Communication Enterprise Corporation

/s/ Luther L. Jao
Luther L. Jao
President

13 Spottiswoode Park Road, Singapore 088640
Telephone +65 6324 0225